UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In October 2012, Sanofi issued the press releases attached hereto as Exhibits 99.1 to 99.4 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated October 2, 2012: Genzyme Phase 3 Study of Oral Compound Eliglustat Tartrate for Gaucher Disease Meets Primary Endpoint

Exhibit 99.2	Press release dated October 2, 2012: Lyxumia® (lixisenatide) in Combination with Basal Insulin plus Oral Anti-Diabetics Significantly Improved Glycemic Control

Exhibit 99.3	Press release dated October 2 , 2012: Sanofi to Acquire Genfar S.A., a Leader in Pharmaceutical Medicines in Colombia

Exhibit 99.4	Press release dated October 3, 2012: Sanofi and Bristol-Myers Squibb Announce Restructuring of Alliance Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 4th, 2012		SANOFI

	By	/S/ John Felitti
	Name:	John Felitti
	Title:	Associate Vice President,
Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated October 2, 2012: Genzyme Phase 3 Study of Oral Compound Eliglustat Tartrate for Gaucher Disease Meets Primary Endpoint

Exhibit 99.2	Press release dated October 2, 2012: Lyxumia® (lixisenatide) in Combination with Basal Insulin plus Oral Anti-Diabetics Significantly Improved Glycemic Control

Exhibit 99.3	Press release dated October 2 , 2012: Sanofi to Acquire Genfar S.A., a Leader in Pharmaceutical Medicines in Colombia

Exhibit 99.4	Press release dated October 3, 2012: Sanofi and Bristol-Myers Squibb Announce Restructuring of Alliance Agreement

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